Exhibit 99.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 24b-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

EXECUTION VERSION
STRICTLY CONFIDENTIAL
HEADS OF TERMS
in respect of the acquisition of a participation interest in the charter capital of "AK ZHAYIK CAPITAL" LLP
Astana, 5 November 2026
These heads of terms (the "Heads of Terms") are agreed between:
1.	Bakhtiyar Sultanbekovich Ospanov, a citizen of the Republic of Kazakhstan, [***] (the "Seller"),
2.
TURLOV PRIVATE HOLDING LTD., a private company incorporated and existing under the acting law of the Astana International Financial Centre (the "AIFC"), BIN [***], registered address: [***], represented by its Chief Executive Officer, [***], acting on the basis of its Articles of Association (the "Buyer"), and

3.	Timur Ruslanovich Turlov, a citizen of the Republic of Kazakhstan, IIN [***], address: [***], acting in his personal capacity (the "Payer").
The Seller, the Buyer and the Payer are hereinafter together referred to as the "Parties" and each individually as a "Party". The Payer is the ultimate beneficial owner of the Buyer.
1.	DEFINITIONS AND INTERPRETATION
1.1
In these Heads of Terms, including the schedules hereto, the terms set out below have the following meanings, and other terms have the meanings given to them elsewhere in the text of the Heads of Terms:

"Advance Payments" means the payments referred to in clause 6.8.
"FRHC Shares" means common shares of Freedom Holding Corp., a corporation incorporated under the laws of the State of Nevada, United States of America ("FRHC").
"Closing Certificate" means the closing certificate referred to in clause 7.7.
"Second Participant" means Kokzhiyek Fund LP, a limited partnership, which, following the Restructuring, is to become a participant in the Partnership holding a participation interest of not more than 49% of the charter capital of the Partnership.
"Baiterek Group" means National Investment Holding "Baiterek" JSC and any legal entities and funds directly or indirectly controlled by it or managed by such persons.
"Locked Box Date" means the date referred to in clause 11.2.
"Interest SPA" means the short-form notarised sale and purchase agreement for the Interest referred to in clause 7.2.
"Interest" means the entire participation interest in the charter capital of the Partnership owned by the Seller and disposed of by it immediately before Closing, representing not less than 51% of the charter capital of the Partnership.
"Seller's Securities Representations and Warranties" means the representations, warranties and undertakings of the Seller referred to in clause 8.5.

"Closing" means the transfer of title to the Interest to the Buyer in accordance with the procedure established by the laws of the Republic of Kazakhstan after the conditions of clause 7.6 have been satisfied; and "Closing Date" means the date of such transfer.
"Key Assets of the Target Group" means the key assets of the Target Group as at the date of these Heads of Terms listed in Schedule 2 (Key Assets of the Target Group), as refined in accordance with the procedure set out in Schedule 2.
"KEA Companies" means the persons associated with the group of KAZEXPORTASTYK Holding JSC.
"Confidential List" means a separate list of individuals, agreed by the Parties as at the date of signing of the Framework Agreement, to whom the relevant provisions of these Heads of Terms and the Definitive Documents apply.
The Confidential List may include, in particular:
(a)	persons who have held the position of head or member of the executive body of the Target Group companies / KEA Companies;
(b)	persons who have signed documents relating to the strategic direction of the activities of the Target Group companies / KEA Companies;
(c)	persons who have held the position of chief accountant of the Target Group companies / KEA Companies; and
(d)	persons who have been or are direct owners of the Target Group companies / KEA Companies.
"Personal Security" means guarantees, suretyships, pledges, co-borrower obligations, letters of support and any other personal or property security for the obligations of the Target Group provided by the Seller or by other persons included in the Confidential List.
"Shortfall Amount" means the amount referred to in clause 6.9 of these Heads of Terms.
"Binding Provisions" means the binding provisions of the Heads of Terms specified in clause 12.1 of these Heads of Terms.
"Definitive Documents" means the documents specified in clause 11.1 of these Heads of Terms.
"Separate Release Agreement" means a stand-alone document provided by the Buyer in favour of the Seller and the persons included in the Confidential List and prepared in respect of such persons on agreed terms; it does not create any reciprocal obligation of the Seller to indemnify the historical risks of the Target Group. The Separate Release Agreement shall, in respect of each person included in the Confidential List, apply for the entire actual period during which such person held the status by reason of which that person was included in the Confidential List.
"Personal Guarantee" means an undertaking personally signed by an individual approved by the Seller (the "Guarantor") securing the monetary and other expressly listed obligations of the Buyer under the Transaction, including payment of the Interest Price, the break-up fee provided for in clause 6.18, interest, reimbursement of costs and performance of restitution obligations. The identity of the Guarantor and the form of the guarantee shall be agreed before performance begins.
"Payment Obligations" means the obligations of the Buyer and the Payer referred to in clause 2.7.
"Controlled Person" means the person referred to in clause 6.16.
"Long-Stop Closing Date" means 10 April 2027 or such other date as the Parties may agree in writing, by which the transfer of title to the Interest to the Buyer must take place.

"Long-Stop Payment Date" means 31 March 2027 or such other date as the Parties may agree in writing, by which the Seller must receive the full Interest Price (in cash).
"Long-Stop Dates" means the Long-Stop Payment Date and the Long-Stop Closing Date.
"Seller's Representatives" means the individuals who are formally participants, managers, signatories or other persons authorised to take strategic decisions in the KEA Companies.
"Framework Agreement" means a legally binding agreement between the Parties and any other persons assuming obligations under the Transaction, which governs the procedure for the implementation of the Transaction, settlement of the Interest Price, the transfer of the FRHC Shares to the Seller, security, liability and mutual restitution of what has been received.
"Restructuring" means the restructuring of the indebtedness of the Target Group as provided for in Section 3 of these Heads of Terms.
"Partnership" means "AK ZHAYIK CAPITAL" LLP, BIN [***].
"Trading Window" means a period during which the Payer, as a person related to FRHC, is permitted to trade in FRHC shares in accordance with FRHC's insider trading policy and applicable law.
"Fundamental Representations and Warranties" means the representations and warranties of the Seller specified in clause 8.3 of these Heads of Terms.
"Target Group" means the Partnership, "Grain Consortium of Kazakhstan" LLP and the other legal entities listed in Schedule 1, to the extent of the actual direct or indirect participation of the relevant companies. The inclusion of a person in the list does not in itself mean full ownership of or sole control over that person; the perimeter may be changed only by written agreement of the Parties.
1.2
References to Sections, clauses, paragraphs and Schedules are references to the relevant provisions of these Heads of Terms, and headings shall not affect their interpretation. The words "including" and "in particular" shall not limit the general meaning of the words preceding them.

2.	SUBJECT MATTER AND GENERAL STRUCTURE OF THE TRANSACTION
2.1
The Partnership owns 99% of the charter capital of "Grain Consortium of Kazakhstan" LLP (BIN [***]), through which it participates in the Target Group companies. The subject matter of the disposal by the Seller under the Transaction is exclusively the Interest; the Buyer acquires the corresponding indirect participation in the Target Group.

2.2
The proposed transaction for the acquisition of the Interest by the Buyer (the "Transaction") is valued by the Parties at USD 300,000,000 (three hundred million United States dollars) (the "Interest Price"). The Interest Price shall not be adjusted automatically.

2.3
The FRHC Shares are used as an intermediate settlement instrument for the Interest Price and are transferred to the Seller for subsequent sale on the secondary market through agreed professional market participants. The Buyer, the Payer and their affiliates do not undertake any obligation to purchase these shares from the Seller. The Parties acknowledge that the FRHC Shares are traded securities and, for that reason, the possibility, timing and terms of the sale of the FRHC Shares depend on the restrictions referred to in clause 6.2, the availability of the over-the-counter market, the volume of supply, market depth and other objective market factors. The Buyer and the Payer do not guarantee that the entire block of FRHC Shares will be sold immediately or at any particular price. At the same time, the Payer and the Buyer jointly and severally undertake to ensure that the Seller or the Controlled Person (if applicable) receives the full Interest Price and, as a separate obligation, to pay the Shortfall Amount in cash in the manner set out in the Framework Agreement. The transfer of the FRHC Shares shall not in itself discharge the monetary obligation of the Payer and the Buyer.

2.4
The Interest Price shall be deemed paid solely in accordance with clause 6.7. The transfer of the FRHC Shares, their blocking, the signing of an acceptance certificate or the delivery of a payment order shall not in themselves constitute payment, novation, accord and satisfaction or a waiver by the Seller of any unreceived portion of the Interest Price.

2.5
The Buyer is the sole acquirer of the Interest. The Buyer and the Payer shall perform the Payment Obligations in accordance with clause 2.7; the Payer does not acquire any rights to the Interest or any rights of a participant of the Partnership. FRHC shall not become an obligor unless it assumes the relevant obligations. The acquirer of the Interest (i.e. the Buyer) may be replaced only with the prior written consent of the Seller.

2.6
Until the Definitive Documents required for the relevant stage of the Transaction have been signed and have entered into force, the Parties shall not commence settlement or the transfer of the Interest. The Buyer and the Payer assume a direct joint and several obligation to ensure that the Seller or the Controlled Person (if applicable) receives the full Interest Price in the manner and within the time limits set out in the Definitive Documents. The signing of the Interest SPA or of technical settlement documents shall not constitute a waiver by the Seller of the security and remedies provided for in the Definitive Documents. Mandatory disclosure of information to competent authorities, a notary, banks and other persons shall be made to the extent required by law.

2.7
The Buyer and the Payer jointly and severally undertake the obligations to transfer the FRHC Shares to the Seller, to ensure that the Seller or the Controlled Person (if applicable) receives the full Interest Price (in cash) and to pay the Shortfall Amount, as well as any other monetary obligations under the Transaction expressly set out in the Definitive Documents (the "Payment Obligations"). The FRHC Shares shall be transferred by the Payer directly to the Seller. Performance of the Payment Obligations by the Payer shall count towards performance of the corresponding obligations of the Buyer, and vice versa.

2.8
The Seller may demand performance of the Payment Obligations from the Payer and/or the Buyer at its discretion. Settlements between the Buyer and the Payer in connection with the performance of the Payment Obligations by the Payer are their internal matter, shall not affect the scope and timing of the Payment Obligations and shall not be a condition to their performance.

3.	DEBT RESTRUCTURING
3.1
Before Closing, only those stages of the Restructuring that are expressly specified in Schedule 3 as necessary for the agreed structure and final size of the Interest are required to be completed. Schedule 3 contains a list of the relevant creditors, obligations and methods of their settlement and is not a representation that the Target Group has no trade creditors or ordinary obligations in the ordinary course of its business. The final composition of the participants in the Partnership, the size of the Interest of not less than 51% and the participation of the Second Participant of not more than 49% shall be fixed in the Definitive Documents.

3.2
Subject to satisfaction of the Closing conditions provided for in these Heads of Terms and the Definitive Documents, the Buyer undertakes, where necessary, to procure the provision by it and/or by persons designated by it of replacement security for the obligations of the Target Group companies secured by Personal Security of the Seller and/or other persons included in the Confidential List, comparable in nature and scope to the existing Personal Security, on terms agreed with the relevant creditors, but not providing for obligations more onerous than those under the security being replaced.

3.3
The list of the necessary stages of the Restructuring, their outcome, the surviving obligations and the objective supporting documents shall be agreed by the Parties in writing before settlement begins. Once agreed, the Buyer may not unilaterally change these requirements. The Parties confirm that the Restructuring actions have been agreed between them. Indebtedness of the Target Group falling outside the Restructuring perimeter is not the subject of the Parties' agreement, and the Buyer assumes no obligations or liability in respect of such indebtedness.

3.4
The indebtedness of the Target Group companies remains their own indebtedness; the acquisition of the Interest does not mean that such debt is transferred to the Buyer. At the same time, the Buyer assumes the relevant business risks in accordance with Section 8, and the Seller is not obliged to discharge all obligations of the Target Group or to indemnify the Buyer for them. The Seller shall provide reasonable assistance with the agreed Restructuring within the limits of its lawful powers and actual control, without guaranteeing the decisions of creditors and other third parties.
4.	SECOND PARTICIPANT AND CORPORATE GOVERNANCE
4.1
The Buyer shall independently agree with the Second Participant the future foundation agreement, charter and other agreements of the participants of the Partnership and the principles of corporate governance of the Partnership. The Seller shall provide the information available to it and reasonable assistance within the limits of its powers, but shall not be responsible for reaching agreement with the Second Participant. The signing of any documents or the entry into any transactions other than the Definitive Documents, or any agreements between the Buyer and the Second Participant, shall not be a condition to Closing without the separate written consent of the Seller.

4.2
The Buyer acquires the rights corresponding to the final size of the Interest, subject to the law, the current charter and the duly disclosed rights of the Second Participant. The Seller does not guarantee the Buyer sole control over matters requiring a qualified majority, unanimity or the consent of the Second Participant and is not obliged to eliminate such rights at its own expense.

4.3
The Definitive Documents shall contain provisions governing the interaction of the Parties in the period from the date of signing of the Definitive Documents until Closing, including the procedure for agreeing decisions in respect of the Target Group, the Buyer's information rights, interaction with the management of the Target Group, creditors and the Second Participant, and the consequences of any breach of such procedure.

5.	MANAGEMENT OF THE TARGET GROUP BEFORE CLOSING AND EXCLUSIVITY
5.1
Until the signing of the Interest SPA, completion of the Due Diligence and Closing, the management of the Target Group shall remain with the Seller and the management appointed by it and shall be carried out in the ordinary course of business, as well as in accordance with terms to be agreed by the Parties in the Definitive Documents. Before Closing, the Buyer and the Payer shall not manage the Target Group and shall not give binding instructions to its governing bodies.

5.2
From the entry into force of the Framework Agreement, the Seller shall ensure that actions of the Target Group affecting its strategic development are agreed in advance in writing with the Buyer, including:

(a)
approval of the budget and plan of the sowing campaign, including the structure of sown areas, the purchase of seeds, fertilisers, crop protection products and fuel and lubricants, as well as seasonal financing of the sowing campaign;

(b)	approval of the plan and budget of the harvesting campaign, the procedure for storage and sale of the harvest, and the entry into forward, export and other material contracts for the sale of products;
(c)	disposal, pledge or other encumbrance of the Key Assets of the Target Group, as well as borrowings and the provision of guarantees above the agreed thresholds;
(d)	amendments to the constitutional documents, charter capital and composition of participants of the Target Group companies;
(e)	appointment and dismissal of the chief executives of the Target Group companies;
(f)	capital expenditure and related-party transactions above the agreed thresholds; and
(g)	actions in respect of the indebtedness of the Target Group outside the agreed Restructuring perimeter.
The Buyer's consent shall not be unreasonably withheld or delayed; in the absence of a reasoned written refusal by the Buyer within five business days, it shall be deemed given. No consent is required for the performance of disclosed contracts and agreed budgets, actions mandatory under law and necessary emergency actions. The Seller shall ensure that the Buyer is regularly provided with information on the progress of the sowing and harvesting campaigns and the financial position of the Target Group.
5.3	Until Closing and the legal registration of the transfer of the Interest, the Seller retains the rights of a participant of the Partnership, including:
(a)	the right to participate in the management of the Partnership;
(b)	the right to vote and adopt corporate decisions;
(c)	the right to receive distributed net income, subject to clause 5.4; and
(d)	other corporate rights provided for by law,
subject to the restrictions set out in clauses 5.2 and 5.5 and in the Definitive Documents.
5.4
If the Framework Agreement has been signed and the Interest Price has been paid in full no later than the Long-Stop Payment Date, the Buyer shall be entitled to all net income of the Partnership attributable to the Interest for the period from the date of signing of the Framework Agreement (retrospectively). Net income for that period distributed to the Seller before Closing shall be transferred to the Buyer or set off in the manner established by the Definitive Documents.

5.5
From the date of signing of these Heads of Terms until the Long-Stop Payment Date (and, if the Interest Price has been paid in full by that date, until Closing), the Buyer shall have the exclusive right to acquire the Interest. During this period, the Seller may not dispose of the Interest or any part of it, pledge or otherwise encumber it, grant any options or other rights in respect of it, negotiate its sale with third parties or take any other action that may give rise to third-party claims to the Interest.

6.	INTEREST AND INTEREST PRICE; SETTLEMENT PROCEDURE
6.1
The Buyer acquires from the Seller the entire Interest in the finally agreed size of not less than 51% of the charter capital of the Partnership. At the time of transfer, the Interest shall be free from pledges, attachments and other encumbrances and third-party rights, except for exceptions agreed by the Buyer in writing. The rights of a participant of the Partnership existing on the Closing Date shall pass with the Interest, and the right to net income shall pass subject to clause 5.4.

6.2
Transactions with the FRHC Shares shall be carried out in compliance with the applicable requirements of securities laws (including the laws of the United States of America) and exchange, depositary and insider restrictions. Before settlement with the FRHC Shares begins, the Buyer and the Payer shall disclose to the Seller the applicable restrictions and the possible routes for the sale of the FRHC Shares. The existence of restrictions shall not reduce the Interest Price or automatically extend any time limits, except as provided in clauses 15.9-

15.12.	If the FRHC Shares cannot be transferred to the Seller or sold on the secondary market, the Buyer and the Payer shall ensure performance of the monetary obligation in accordance with clauses 6.9-6.10.
6.3
The Interest Price is USD 300,000,000 (three hundred million United States dollars) and has been determined on the basis of completion of the Restructuring. The Interest Price shall be paid in accordance with the schedule agreed by the Parties in the Framework Agreement: during 2026, but no later than 31 December 2026, the Seller must receive not less than USD 270,000,000 (two hundred and seventy million United States dollars), and the remaining USD 30,000,000 (thirty million United States dollars) in 2027, but no later than the Long-Stop Payment Date. If, by 31 December 2026, the cash received by the Seller from the sale of the FRHC Shares is less than USD 270,000,000 (two hundred and seventy million United States dollars), the Buyer and the Payer shall pay the difference in cash in accordance with clause 6.10.

6.4
Settlement of the Interest Price shall be made by the Payer transferring directly to the Seller fully paid FRHC Shares free from any encumbrances not agreed, during the Payer's Trading Windows, followed by their sale by the Seller. The FRHC Shares shall be transferred in two tranches:

(a)	in 2026 - FRHC Shares whose number is calculated on the basis of USD 270,000,000 (two hundred and seventy million United States dollars); and
(b)	in 2027 - FRHC Shares whose number is calculated on the basis of the remaining USD 30,000,000 (thirty million United States dollars).
The Seller may dispose of the FRHC Shares following their final crediting to the agreed brokerage account in the manner set out in the Framework Agreement, irrespective of Closing, in compliance with the Seller's Securities Representations and Warranties. The transfer of the FRHC Shares shall not discharge the monetary obligation of the Buyer and the Payer.
6.5	The number of FRHC Shares in each tranche shall be determined using the following formula:
N = (S / Reference Price of FRHC Shares) × 1.15,
where S is USD 270,000,000 for the first tranche and USD 30,000,000 for the second tranche, and the Reference Price of FRHC Shares means the volume weighted average price (VWAP) of one FRHC Share on NASDAQ over the 20 (twenty) consecutive exchange trading days immediately preceding the date of transfer of the relevant tranche of FRHC Shares.
The coefficient of 1.15 is a buffer against changes in the market price and the costs of sale. This formula is used solely to determine the number of FRHC Shares to be transferred and does not limit the monetary obligation of the Payer and the Buyer to ensure that the Seller receives the full Interest Price.
6.6
The Seller shall sell the FRHC Shares in good faith through agreed professional market participants on lawful terms. The Seller is not guaranteed any volume of demand, price or market liquidity. Agreed restrictions on the volume and manner of sale shall not extend the payment deadlines of the Buyer and the Payer, except as provided in clauses 15.9-15.12.

6.7	The Interest shall be fully paid upon receipt by the Seller of USD 300,000,000 (three hundred million United States dollars) in the manner set out in the Framework Agreement.
6.8
All cash received by the Seller towards the Interest Price before final settlement (including cash from the sale of the FRHC Shares) constitutes advance payments towards the future transfer of the Interest (the "Advance Payments"). The payment (receipt) of Advance Payments does not constitute a transfer of the Interest, any part of it, corporate rights or the right to dispose of them and does not grant the Buyer any rights of a participant of the Partnership.

6.9
If, by the final date of the schedule agreed under the Framework Agreement, the aggregate amount of cash received by the Seller or the Controlled Person (if applicable) from the sale of the FRHC Shares is less than the cumulative amount due by that date (up to the Interest Price), the unreceived difference shall constitute the "Shortfall Amount", and the Seller shall have a monetary claim against the Payer and the Buyer for its payment. Such claim arises irrespective of whether all or some of the transferred FRHC Shares have been sold, including where none of the transferred FRHC Shares has been sold by the relevant date in the schedule.

6.10	The Buyer and/or the Payer shall pay the Shortfall Amount in the manner and within the time limits agreed in the Framework Agreement.
6.11
Once the Seller or the Controlled Person (if applicable) has received the full Interest Price in accordance with the Definitive Documents, the Seller shall cease any further sale of the transferred FRHC Shares, except for the execution of irrevocable trades already entered into.

6.12	The treatment of any FRHC Shares remaining unsold and their possible return shall be determined only by a procedure expressly agreed in the Definitive Documents.

6.13
Cash proceeds from the sale of the FRHC Shares in excess of the Interest Price (excess proceeds) shall be accounted for under an agreed reconciliation and return procedure, without the same economic amount being received twice.

6.14
The Seller and the Controlled Person (if applicable) shall provide the available brokerage and bank documents reasonably required to verify settlement under the Transaction, subject to secrecy protected by law and without disclosing unrelated transactions.

6.15
The Payer shall ensure the final crediting of the FRHC Shares to the agreed brokerage account of the Seller during the Payer's Trading Windows: the first tranche - in the nearest Trading Window, but no later than 23 November 2026; the second tranche - in the first Trading Window of 2027, but no later than 5 March 2027.

6.16
The Seller may transfer the FRHC Shares received to a third party under its control (the "Controlled Person"). If the FRHC Shares are sold by the Controlled Person, the time limits for the Seller's receipt of cash provided for in clause 6.3 and in the schedule under the Framework Agreement shall be extended proportionately by the period required for the transfer of the FRHC Shares and of cash between the Seller and the Controlled Person. The Controlled Person shall give the Buyer and the Payer representations and warranties in respect of the requirements for the sale of the FRHC Shares similar to the Seller's Securities Representations and Warranties and, upon receipt of the FRHC Shares, similar representations and warranties to the Seller. The Seller shall be responsible for the Controlled Person's compliance with such representations and warranties.

6.17	The Personal Guarantee and the Separate Release Agreement must enter into force before the first settlement step under the Transaction, irrespective of the manner in which it is carried out.
6.18
The Definitive Documents shall provide for a mutual break-up fee of 5% (five per cent) of the Interest Price. It shall be payable by the Party that has unjustifiably withdrawn from the Transaction after the Definitive Documents have entered into force or has committed any other material breach customary for transactions of this type. The grounds, exceptions, procedure and timing of payment shall be set out in the Definitive Documents. This clause does not create any obligation to pay the break-up fee before the Definitive Documents enter into force, and the failure to enter into the Definitive Documents shall not in itself constitute grounds for its payment.

6.19
If the Buyer and the Payer fail to meet the established deadline for performance of the monetary obligation to pay the Interest Price, including payment of the Shortfall Amount, default interest at the rate of 5% per annum shall accrue on the relevant overdue amount, calculated on the basis of the actual number of days of delay from the day following the established payment date until the date of actual payment. The aggregate amount of such interest may not exceed 10% of the relevant overdue amount. Default interest shall not accrue during periods of extension of the time for performance of obligations in accordance with clauses 15.9-15.12 of these Heads of Terms.

6.20	The Definitive Documents shall set out a detailed procedure for the return of mutually paid (received) amounts / transferred FRHC Shares / the Interest.
6.21
Restitution shall not preclude any withholdings and set-off of interest, costs and other amounts payable to the Seller provided for in the Framework Agreement. In the absence of agreement, disputed amounts shall be placed in an agreed independent escrow pending resolution of the dispute. Taxes and costs shall not be deducted arbitrarily; their allocation depends on the ground for termination and the supporting documents.

7.	SIGNING OF THE INTEREST SPA AND OTHER DEFINITIVE DOCUMENTS
7.1	No later than:
(a)	7 November 2026, the Parties shall agree the final form of the Personal Guarantee;

(b)
13 November 2026, the Parties shall sign the final forms of the Framework Agreement and the other Definitive Documents required to implement the Transaction and shall agree the final form of the short-form notarised sale and purchase agreement for the Interest;

(c)	the date on which the Parties commence settlement under the Framework Agreement, the Parties shall sign the final forms of the Separate Release Agreement.
7.2
The short-form notarised sale and purchase agreement for the Interest (the "Interest SPA") shall be signed after the Seller or the Controlled Person (if applicable) has actually received the full Interest Price (in cash), the applicable conditions precedent to Closing have been satisfied or, where permitted, waived, and the Closing Certificate has been signed, in accordance with the terms of the Definitive Documents. Neither the signing of the Definitive Documents nor the payment of Advance Payments shall result in the transfer to the Buyer of corporate control or rights to the Interest. The transfer of title to the Interest to the Buyer must take place no later than the Long-Stop Closing Date.

Failure to agree or sign the Definitive Documents within the established time limit shall not in itself give rise to any liability of the Parties, except for liability for breach of the Binding Provisions, and shall not constitute grounds for automatic extension of the time limits, except as provided in clauses 15.9-15.12.
7.3	The Definitive Documents shall provide for the following conditions precedent to Closing:
(a)	receipt by the Buyer of the consent of the Agency for Protection and Development of Competition of the Republic of Kazakhstan (the "APDC");
(b)	receipt by the Parties of any other approvals of state authorities and other persons (if required) that are mandatory under the law;
(c)
receipt of written waivers from the Second Participant and other persons holding a pre-emptive right to purchase the Interest of the exercise of that right, as well as any other consents required under the law and other mandatory documents of the Partnership for the disposal of the Interest;

(d)	completion of only the necessary stages of the Restructuring agreed by the Parties in writing in accordance with Section 3, on the basis of objective documents;
(e)
receipt of letters from the creditors of the Partnership and the Target Group within the framework of the Restructuring confirming the settlement of obligations on terms acceptable to the Buyer and the adoption of decisions to release the security provided by the Partnership and the members of the Target Group;

(f)
receipt by the Seller of written consents from the counterparties of the Target Group companies (other than creditors whose claims are to be settled under the Restructuring) whose consent is required for the Transaction under the terms of their agreements or by law; whereby the relevant counterparty consents to the Transaction and confirms that the Transaction (including the related change of control over the Target Group companies) does not and will not constitute grounds for any demand for early repayment or acceleration, amendment or restructuring of obligations, foreclosure on any assets of the Target Group companies, or any other remedy under the relevant agreements or by law;

(g)
confirmation of the Seller's title to the Interest, its size and full payment, and of the absence of any pledges, attachments, other encumbrances and third-party rights in respect of the Interest unacceptable to the Buyer;

(h)
confirmation by the Seller of good title to, and the composition and operational usability for operational purposes of all Key Assets of the Target Group (Schedule 2), except for the agricultural machineries and motor vehicles;

For the purposes of this clause, "usability for operational purposes" means the ability to use an asset for its intended purpose in the course of the operating activities of the Target Group. The Parties agree that the Key Assets may have individual defects, provided that such defects, taken together, do not limit the ability to use the relevant Key Asset for its intended purpose by more than 20%. The extent of such limitation shall be assessed, depending on the type of asset, by reference to the reduction in usable area, storage capacity, operating capacity or throughput compared with the corresponding level in the absence of such defects
(i)	fixing of the composition of the Target Group and the actual participation interests on the basis of Schedule 1;
(j)	satisfaction of the conditions for full payment of the Interest Price, release from Personal Security and replacement of the Seller's Representatives provided for in clauses 7.6-7.9;
(k)	occurrence of the agreed Closing Date, which may not be earlier than the date specified in clause 7.7; and
(l)	completion of the necessary corporate, notarial and other legal procedures.
7.4
The Buyer may conduct a due diligence review (the "Due Diligence") of the Target Group and its Key Assets. The Seller shall provide the Buyer and its advisers with reasonable access to the documents, information and management of the Target Group. The Due Diligence must be completed no later than 28 February 2027. Completion of the Due Diligence shall not in itself constitute the transfer of the Interest or Closing.

7.5
The Parties shall use reasonable efforts to satisfy the objective conditions precedent. The Buyer shall independently file an application with the APDC and obtain the consents it requires; the Seller shall provide reasonable assistance and the information available to it.

7.6
The transfer of title to the Interest to the Buyer, the re-registration of the Partnership and the filing of documents to register such transfer shall be permitted only after: (a) actual receipt by the Seller or the Controlled Person (if applicable) of the full Interest Price in accordance with the terms of the Definitive Documents; (b) satisfaction or, where permitted, waiver of the other conditions precedent to Closing; and (c) signing of the Closing Certificate. Until then, no documents for re-registration or entry in the register of participants shall be filed, and no stand-alone power of attorney shall be issued to the Buyer to register the transfer of the Interest. Partial payment shall not give rise to a right to part of the Interest. Even if the Buyer and the Payer perform all Payment Obligations early, the Interest may not be transferred before the agreed Closing Date. Any other sequence is possible only with the separate written consent of the Seller and with equivalent protection having entered into force in advance.

7.7
The basis for completing the contractual procedure for the transfer of the Interest shall be a closing certificate signed by the Seller and the Buyer (the "Closing Certificate"). The Closing Certificate shall be signed no earlier than 10 March 2027 and shall confirm the satisfaction of all conditions precedent to Closing; it shall serve as the basis for signing the Interest SPA and for the actions to register the transfer of the Interest and the re-registration of the Partnership. Full payment of the Interest Price shall not in itself result in the automatic transfer of the Interest to the Buyer. The role of the Closing Certificate shall be aligned with the mandatory requirements of the laws of the Republic of Kazakhstan on the transfer of participation interests in limited liability partnerships.

7.8
Before Closing, the Buyer shall, on the terms of clause 3.2, provide security in favour of the creditors (the "Buyer's Security") in respect of the Personal Security of the persons included in the Confidential List. The Buyer's Security shall not be provided in respect of debt that has actually been discharged where the security has been fully released.

7.9
No later than ten business days before the agreed Closing, the Buyer shall provide candidates and documents for the replacement of the Seller's Representatives in the KEA Companies. By Closing, the transfer of the relevant interests, the termination of powers, the revocation of powers of attorney and prior signing rights, and the change of bank mandates and necessary registration details shall be completed.

8.	"AS IS" PRINCIPLE AND REPRESENTATIONS AND WARRANTIES
8.1
The Buyer acquires the Interest and the corresponding indirect participation in the Target Group and its Key Assets in their actual legal, financial, operational and property condition on an "as is" basis, including historical obligations, restrictions, tax risks and ongoing proceedings, to the extent set out in the Definitive Documents. The Seller does not sell the companies' assets separately and does not guarantee their profitability, crop yield, sufficiency, quality, completeness or fitness for the Buyer's purposes.

8.2	The "as is" principle shall not exclude or limit the Seller's liability:
(a)	for any inaccuracy of the Fundamental Representations and Warranties provided for in the Definitive Documents;
(b)	for the Seller's own fraud or wilful misleading of the Buyer, including wilful concealment of material information;
(c)	for breach of specific obligations expressly assumed by the Seller in the Definitive Documents; and
(d)	in cases where liability cannot be excluded or limited under the law.
8.3	The Seller shall give the following representations and warranties in the Definitive Documents, within the scope of the subject matter specified and as at the relevant dates:
as to its legal capacity and authority to enter into the Transaction; that it is the sole lawful owner of the Interest representing not less than 51% of the charter capital of the Partnership, which is fully paid and free from encumbrances and third-party rights, except as agreed by the Buyer; as to the due establishment of the Partnership and the formation of its charter capital; as to the ownership structure of the Partnership and the Target Group companies; as to the absence of undisclosed options, pre-emptive rights, participants' agreements, powers of attorney and nominee ownership affecting the Interest; that the Transaction does not conflict with the law, the charter of the Partnership or the obligations of the Seller; and as to the accuracy of the information on the debt restructuring (the "Fundamental Representations and Warranties").
8.4
The Buyer and the Payer shall give representations in the Definitive Documents as to their existence (for the Buyer), authority and corporate approvals, the lawfulness of the source of the FRHC Shares and of the funds, the Payer's valid title to the FRHC Shares and the absence of third-party rights to them, financial capacity for full cash performance, the lawfulness of the Transaction, and the compliance of their obligations under the Transaction with sanctions and AML compliance requirements, and the Payer - also as to its compliance, as an affiliate of FRHC, with the requirements of US securities laws applicable to the transfer of the FRHC Shares (including disclosure under Sections 13(d) and 16 of the US Securities Exchange Act of 1934). In the Definitive Documents, the Seller may reasonably require repeated representations, and the provision of such representations to the Seller may not be unreasonably refused.

8.5
The Seller shall give in the Definitive Documents representations and warranties in respect of the FRHC Shares, its relations with the Buyer and the Payer and its status as recipient of the FRHC Shares, which are necessary and customarily given in transactions of this type (the "Seller's Securities Representations and Warranties").

The Seller's Securities Representations and Warranties shall be given on the date of signing of the Definitive Documents and repeated on the date of crediting of each tranche of FRHC Shares. They shall include, in particular, representations as to:
(a)	the absence of any affiliation between the Seller and FRHC;
(b)	the absence of any agreements with the Buyer and the Payer in respect of the FRHC Shares other than the Definitive Documents;
(c)	the acquisition of the FRHC Shares in its own name and for its own account;

(d)	awareness of the restrictions on the circulation of the FRHC Shares and compliance with the procedure for their sale;
(e)	the absence of directed selling efforts in respect of the FRHC Shares in the United States of America;
(f)	the absence of material non-public information about FRHC;
(g)	the provision of information required for mandatory disclosure and the performance of its own disclosure obligations; and
(h)	its status for the purposes of Regulation S, the lawfulness of the source of funds and compliance with sanctions and AML compliance requirements.
8.6
In the Definitive Documents, the Payer and the Seller shall give representations customary for transactions of this type and may agree on representations to be repeated at the relevant stages of preparation, transfer and settlement. Under the Definitive Documents, the Parties shall give each other a package of indemnities, customary for transactions of this type, in respect of any non-performance or improper performance of their obligations.

8.7
The final list of representations and warranties of the Parties, the limits of liability, the time limits and procedure for bringing warranty claims, and the procedure for indemnifying losses incurred by the Parties shall be set out in the Definitive Documents.

9.	TAXES, COMPLIANCE AND SETTLEMENT PROCEDURES
9.1
Each Party shall perform its own tax obligations. The Seller shall bear the taxes expressly imposed on it by applicable law. The costs of the settlement structure and the taxes of other participants shall not reduce the Interest Price. Mandatory withholdings are permitted only on a lawful basis and subject to provision of evidence of payment.

9.2
The Parties acknowledge that they are awaiting the receipt of tax opinion of KPMG Tax and Advisory LLP (Tax Opinion), as well as a legal opinion from US legal counsel regarding matters relating to the transfer, trading and sale of the FRHC Shares.

If the conclusions of any such opinions identify material tax, legal or regulatory risks, or other circumstances that may materially affect the agreed structure or terms of the Transaction, the Parties shall discuss in good faith possible amendments to the structure and/or terms of the Transaction with a view to eliminating or mitigating such risks in the Definitive Documents.
The receipt of any such opinion shall not, in itself, constitute grounds for any unilateral amendment to the terms of the Transaction or refusal to perform any obligations.
9.3
The Parties shall, well in advance of the signing of the Definitive Documents, provide the documents and information required to complete the client identification and verification (KYC/AML), sanctions and other mandatory compliance procedures of banks, brokers, depositaries, transfer agents and other participating institutions. Each Party shall be independently responsible for completing its own KYC/AML and other compliance procedures.

9.4
Each Party shall independently deal with its own banks, brokers and depositaries, maintain its own banking, brokerage and depositary infrastructure and be responsible for receiving and transferring cash and securities and for completing the necessary brokerage and depositary procedures on its side. The Buyer and the Payer may, in agreement with the Seller, provide assistance on brokerage matters relating to the crediting and sale of the FRHC Shares, but shall not be responsible for the functioning of the Seller's banking infrastructure, including the receipt and subsequent withdrawal of the proceeds from the sale of the FRHC Shares; any related delays or losses shall not give rise to any obligations of the Buyer and the Payer under clause 6.9.

9.5
The Seller shall provide in a timely manner the documents objectively required for its own identification. The Buyer and the Payer shall be responsible for the readiness of the settlement structure chosen by them, the holders of the shares and the service providers engaged, the disclosure of restrictions and a lawful alternative route in case of any impediment.
9.6
Before settlement begins, the Parties and the relevant intermediaries shall agree a transaction protocol: accounts, asset holders, executing parties, calendar deadlines, checks, confirmations of crediting, delivery versus payment and a back-up route.

9.7	Each Party shall bear the costs, fees and risks associated with the infrastructure for which it is responsible. The interaction procedure shall be set out in detail in the Definitive Documents.
10.	SECURITIES RESTRICTIONS AND DISCLOSURE
10.1
The Parties shall comply with the restrictions applicable to the disposal of securities of a US issuer traded on a stock exchange, including the requirements of US securities laws, Nasdaq rules and insider restrictions.

10.2
All disclosures of information about the Transaction that are mandatory for the Parties shall be agreed in advance by the Parties and shall be reasonably detailed. Information the disclosure of which is not mandatory (including information the disclosure of which is merely desirable - "good to have") shall not be disclosed. The Payer shall provide accurate information on the source of the FRHC Shares, their status, registered holders and applicable restrictions.

11.	DEFINITIVE DOCUMENTS
11.1	The Transaction shall be documented by the following documents (together, the "Definitive Documents"):
(a)
a short-form notarised sale and purchase agreement for the Interest governed by the law of the Republic of Kazakhstan, recording the subject matter, the price and the permitted transfer of the Interest; the detailed terms of the Transaction shall be set out in the Framework Agreement;

(b)	the corporate and registration documents required for the disposal of the Interest and the registration of the transfer of title to the Interest;
(c)	documents governing the transfer, blocking and sale of the FRHC Shares;
(d)
the Framework Agreement, with provisions on the acquisition of the Interest, settlement of the Interest Price, the Payment Obligations, the transfer of the FRHC Shares to the Seller, default, restitution and preservation of rights, and such other terms as the Parties may agree;

(e)	the Personal Guarantee, which shall have entered into force before the first performance, and the Separate Release Agreement;
(f)	documents on the release from Personal Security, the replacement of the Seller's Representatives in the KEA Companies and the release from historical claims;
(g)	such other documents as are required to implement the agreed structure.
11.2
The Definitive Documents shall provide for a locked box mechanism, under which the Interest Price is determined on the basis of the financial position of the Target Group as at an agreed date (the "Locked Box Date") and is not subject to any subsequent adjustment based on Closing, and the economic results of the Target Group's activities from the Locked Box Date are for the account of the Buyer, subject to clause 5.4. The Locked Box Date shall be the date of signing of the Framework Agreement.

11.3
The Definitive Documents shall contain leakage provisions, including a prohibition, in the period from the Locked Box Date until Closing, on the payment of dividends and other distributions to the Seller and its related persons, the repayment of their loans, the payment to them of remuneration, bonuses and fees, the transfer of assets to them and the assumption of obligations in their favour, except for permitted leakage expressly agreed by the Parties, and an obligation of the Seller to indemnify the Buyer in full for the amount of any leakage.

11.4
The Framework Agreement shall prevail over the Interest SPA and the other Definitive Documents on matters of sequencing, settlement, security and restitution to the extent permitted by law. Neither the signing of short-form documents, nor partial performance, nor silence shall constitute a waiver of any unreceived cash result, security or accrued claims.

12.	LEGAL EFFECT, ENTRY INTO FORCE AND TERMINATION
12.1
The following provisions are legally binding on the Parties from the date of signing of these Heads of Terms: clauses 2.2-2.8 in respect of the fixed Interest Price, the settlement procedure, the absence of any obligation of the Buyer and the Payer to acquire the FRHC Shares, the preservation of their monetary obligation and the Payment Obligations of the Payer; clauses 5.1 and 5.5 in respect of the Buyer not managing the Target Group before Closing and the Buyer's exclusive right to acquire the Interest; clauses 6.4, 6.7- 6.11, 6.17, 6.20 and 6.21 in respect of the obligations of the Buyer and the Payer to transfer the FRHC Shares, to ensure that the Seller or the Controlled Person (if applicable) receives the full Interest Price, to pay the Shortfall Amount in cash, to comply with the settlement deadlines, to provide security, and liability for breach of those obligations; clauses 6.8, 7.6 and 7.7 in respect of the status of Advance Payments and the prohibition on premature transfer of the Interest; clause 6.18; clauses 9.4 and 9.7; Section 10; this Section 12, and Sections 13-15, except for clause 15.7 (the "Binding Provisions").

The obligations of the Buyer and the Payer under this clause shall be performed after the Definitive Documents enter into force, in the manner and within the time limits established by them, subject to the applicable conditions precedent to Closing. The signing of the Definitive Documents shall specify the procedure for the performance of these obligations but shall not cancel or limit their legal effect. The transfer of the FRHC Shares shall not in itself discharge the monetary obligation of the Buyer and the Payer, and the absence of their sale on the secondary market shall not release the Buyer and the Payer from the obligation to pay the Shortfall Amount within the established time limit.
12.2
The provisions of these Heads of Terms that are not Binding Provisions set out the intended content of the Definitive Documents. The Seller is not obliged to transfer the Interest or to commence settlement until the agreed set of Definitive Documents has entered into force. The non-binding nature of these Heads of Terms shall not limit the obligations provided for in the Definitive Documents.

12.3
Until the Definitive Documents enter into force, the Parties may terminate negotiations without liability for the mere failure to enter into the Transaction, while remaining liable for breach of the Binding Provisions. The Buyer's exclusive right to acquire the Interest is provided for in clause 5.5. The absence of a fee for terminating negotiations shall not exclude liability under signed documents, the Personal Guarantee, the Separate Release Agreement or any other agreed security.

12.4
The Heads of Terms shall enter into force on the date of signing by all Parties and shall terminate upon the signing of the Definitive Documents, upon the occurrence of the Long-Stop Closing Date if Closing has not taken place by that date, or upon receipt of a notice of termination of negotiations before the signing of the Definitive Documents. Upon the entry into the Definitive Documents, the Heads of Terms shall terminate only to the extent expressly superseded by such documents. Accrued claims, confidentiality, dispute resolution and other provisions applicable after termination shall survive. The termination of the Heads of Terms shall not terminate documents already signed; their termination shall be governed exclusively by their own terms.

PUBLIC ANNOUNCEMENTS
13.1
The Parties shall keep confidential these Heads of Terms, the terms and course of negotiations on the Transaction, and the information about the Parties, the Target Group, the Key Assets of the Target Group, FRHC and the Transaction received by them in connection with the proposed Transaction (the "Confidential Information"), and shall use it solely for the purposes of evaluating, negotiating and implementing the Transaction. Confidential Information does not include information that has become publicly available other than as a result of a breach of this Section or that has been lawfully obtained from a third party without an obligation of confidentiality. After the termination of negotiations, the Party that has received Confidential

Information shall, upon written request of the other Party, return or destroy the Confidential Information, except for copies required to be retained by law or by mandatory internal rules.
13.2	Confidential Information may be disclosed without the consent of the other Parties:
(a)
to the Party's affiliates, officers, employees, professional advisers, banks, brokers, depositaries, potential financing institutions and other persons who need it for the preparation or implementation of the Transaction, provided that such persons are bound by confidentiality obligations no less strict than those set out in this Section; the Party shall be responsible for compliance with confidentiality by such persons;

(b)
to the Second Participant, Baiterek Group entities and creditors, to the extent necessary and provided that they maintain confidentiality, and to the APDC and other competent authorities, to the extent of mandatory disclosure;

(c)
by the Payer, to FRHC and the controlled persons involved, only to the extent necessary and provided that they maintain confidentiality; the Payer shall be responsible for their compliance to the same extent as for other recipients;

(d)
where disclosure is required by law, a court, a regulator or a stock exchange, including mandatory disclosure that the Payer and/or FRHC are required to make under securities laws and stock exchange rules (including the filing of these Heads of Terms and the Definitive Documents as exhibits to Schedule 13D), with prior notice and a reasonable opportunity to agree the content, to the extent permitted by law and the mandatory time limit. Non-mandatory public disclosure requires the consent of the other Parties.

13.3	Public announcements regarding the Transaction shall be made only in a form agreed by the Parties, except for disclosure in the cases provided for in paragraph 13.2(d).
13.4
The obligations set out in this Section shall remain in force for 2 (two) years after the termination of these Heads of Terms and, in respect of inside information and information constituting a trade secret, until such information ceases to have that status.

13.5
Previously concluded confidentiality agreements shall remain in force; in the event of any inconsistency, the stricter regime shall apply to the extent permitted by applicable law. The Seller may disclose information to persons to whom it intends to transfer the FRHC Shares, to the extent necessary and subject to the same confidentiality obligations.

14.	GOVERNING LAW AND DISPUTE RESOLUTION
14.1
The Binding Provisions of these Heads of Terms and any contractual and non-contractual obligations arising out of or in connection with them shall be governed by the acting law of the Astana International Financial Centre. The form and procedure for the disposal of the Interest, its transfer and the registration actions shall be governed by the mandatory rules of the law of the Republic of Kazakhstan.

14.2
The Parties shall take reasonable steps to negotiate any dispute. Negotiations are not a mandatory precondition to commencing arbitration, shall not suspend any limitation periods and shall not restrict an immediate application for interim measures.

14.3
Any contractual or non-contractual dispute arising out of or in connection with these Heads of Terms, including their conclusion, existence, validity, interpretation, performance, breach and termination, shall be finally resolved by arbitration administered by the AIFC International Arbitration Centre (IAC) under its Arbitration and Mediation Rules (the "Rules") in force on the date of filing of the request. The legal seat of arbitration shall be the AIFC, Astana, Kazakhstan; the language shall be Russian; the tribunal shall consist of three arbitrators. The law of the arbitration agreement shall be the acting law of the AIFC.

14.4
The arbitration clause is separable and shall remain in force irrespective of the termination or invalidity of any other provisions. An application for interim measures to an emergency arbitrator, the arbitral tribunal, the AIFC Court or any other competent court shall not constitute a waiver of arbitration. The clauses in the Framework Agreement, the Personal Guarantee and the other Definitive Documents shall be aligned to allow related claims to be heard together in the manner permitted by the Rules. Non-arbitrable matters shall be considered by the competent authorities.
15.	MISCELLANEOUS
15.1
Each Party shall bear the costs of its own advisers. The Buyer and the Payer shall bear, separately from the Interest Price, the costs of the agreed settlement structure, the transfer and sale of the shares, banks, brokers, depositaries, currency conversion, their corporate and regulatory preparation, guarantees and the registration of the transfer of the Interest. The costs of transferring the FRHC Shares to the Seller shall be borne by the Payer in addition to the Interest Price.

15.2
Notices shall be delivered by hand, by courier or to the agreed e-mail addresses: [***]. Receipt shall be confirmed by delivery, a reply from the addressee or another technical confirmation of receipt by its mail server; the mere absence of an error message shall not be deemed conclusive evidence. A notice received after 18:00 Astana time or on a non-business day shall be deemed received on the next business day. This rule shall not extend any calendar payment deadlines, except as provided in clauses 15.9-15.12.

15.3	Amendments to these Heads of Terms shall be valid only if made in writing and signed by all Parties.
15.4
The invalidity or unenforceability of any provision of these Heads of Terms shall not affect the validity of the remaining provisions. The Parties shall in good faith replace such provision with a valid provision that is closest to it in meaning.

15.5
These Heads of Terms may be signed in several counterparts, each of which shall have equal legal force and all of which together shall constitute one document. Signing is permitted on paper or in electronic form using signing methods permitted by applicable law, including by exchanging scanned copies of signed counterparts by e-mail. The Parties recognise such counterparts as due evidence of the signing of these Heads of Terms to the extent permitted by applicable law.

15.6	These Heads of Terms are made in the Russian and English languages. In the event of any discrepancy between the Russian text and the English text, the Russian text shall prevail.
15.7
The Parties confirm their mutual interest in implementing the Transaction and intend to cooperate in good faith, exchange the necessary information and use reasonable efforts to agree the Definitive Documents on the basis of the principles set out in these Heads of Terms, taking into account the interests of all Parties.

15.8	Any assignment of rights, transfer of obligations or substitution of a Party is permitted only with the written consent of the other Parties, except as provided in clause 6.16.
15.9
If any action within a time limit set by these Heads of Terms is delayed or becomes impossible due to circumstances beyond the control of the obligated Party, such time limit and any subsequent time limits dependent on it, including the Long-Stop Dates, shall be automatically extended for the duration of such circumstances plus 3 (three) business days. Such circumstances include acts or omissions of banks, correspondent banks, payment systems, brokers, depositaries, transfer agents, registrars, stock exchanges, regulatory authorities and other state approving authorities (including the US Securities and Exchange Commission), registration agents and registration authorities (including registration authorities of free economic zones), including their compliance, KYC/AML and sanctions checks, technical failures and delays in settlement, and the time taken by such persons to consider applications and complete their registration and permitting procedures.

15.10
The Party relying on such circumstances shall notify the other Parties in writing within 1 (one) business day. The notifying Party shall also use reasonable efforts to remedy the delay, including by using, in agreement with the other Parties, an alternative bank or payment route.

15.11
During the extension period, failure to perform an obligation by the original deadline shall not constitute a breach and shall not give rise to any penalties, liquidated damages or other liability. The extension shall not change the amount, currency or timing of performance of the obligation. Clauses 15.9-15.12 are legally binding, and their principles shall be reflected in the Definitive Documents.

15.12
If any of the Definitive Documents is not signed within the time limit set in clause 7.1 for any reason, all subsequent time limits set by these Heads of Terms, including the time limits specified in clauses 6.3, 6.15 and 7.1, and the Long-Stop Dates shall be automatically extended by 7 (seven) calendar days. Such extension shall not give rise to any liability of the Parties and shall apply in addition to the extension provided for in clauses 15.9-15.11.

15.13
A Party shall not be liable for non-performance or improper performance of its obligations if it is caused by acts or omissions of a third party that is not an affiliate of, or otherwise related to, such Party, provided that the other Parties are notified in accordance with clause 15.10. The Controlled Person shall not be considered a third party for the purposes of this clause.

DETAILS AND SIGNATURES OF THE PARTIES
Bakhtiyar Sultanbekovich Ospanov
IIN: [***]
Address: [***]
Seller
/s/ B.S. Ospanov
TURLOV PRIVATE HOLDING LTD., a private company
BIN: [***]
Address: [***]
Buyer
[***]
Chief Executive Officer
Timur Ruslanovich Turlov
IIN: [***]
Address:[***]
Payer
/s/ T.R. Turlov

SCHEDULE 1
to the Heads of Terms
LIST OF TARGET GROUP COMPANIES
[***]

SCHEDULE 2
to the Heads of Terms
KEY ASSETS OF THE TARGET GROUP
[***]

SCHEDULE 3
to the Heads of Terms
EXPENSE ESTIMATE
[***]